FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
August 11, 2022
Item 3. News Release
A press release announcing the change referred to in this report was issued on August 11, 2022. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On August 11, 2022, Sierra Wireless reports second quarter 2022 results.
Item 5. Full Description of Material Change
Sierra Wireless Reports Second Quarter 2022 Results
All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP" or "GAAP"), except as otherwise indicated below.1
Second Quarter 2022 Compared to Second Quarter 2021
•Revenue was $188.0 million, an increase of 41.5% compared to the second quarter of 2021. The increase was primarily due to strong demand and the realization of investments in inventory to combat the ongoing supply chain tightness.
•Gross margin was 33.6% as compared to 34.8% in the second quarter of 2021. In the second quarter of 2022, gross margin was impacted by product mix and higher component costs.
•Operating expenses were $44.6 million compared to $55.6 million in the second quarter of 2021. Second quarter expenses included a $9.2 million gain on sale of our Omnilink offender monitoring business.
•Net earnings from continuing operations was $10.9 million, compared to a net loss $10.0 million in the second quarter of 2021.
•Adjusted earnings from continuing operations* was $16.7 million, or basic adjusted earnings from continuing operations* of $0.43 per share, as compared to a loss of $1.1 million, or loss of $0.03 per share in the second quarter of 2021.

•Adjusted EBITDA* was $22.4 million compared to $4.3 million in the second quarter of 2021.
•Connectivity, software, and services revenue was $31.4 million, a decrease of 10.7% compared to the second quarter of 2021. This decrease was primarily due to the sale of the Omnilink offender monitoring business and the impact of the shutdown of 2G/3G networks in the United States on our home security business.
•Monthly recurring revenue ("MRR")2, 3 was $9.1 million in June 2022 compared to $9.3 million in June 2021.
Segmented Information
IoT Solutions
Revenue from IoT Solutions increased 54.7% to $139.7 million as compared to $90.3 million in the second quarter of 2021. The increase was primarily due to strong demand for connected devices globally and the realization of investments in inventory to combat the ongoing supply chain tightness. Increase in demand includes acceleration in IoT modules deployment across our industrial customers. IoT Solutions gross margin was 30.1%, compared to 27.0% in the second quarter of 2021. The increase in gross margin was primarily due to price increases, product mix, and improved absorption of fixed costs from increased volume.
Enterprise Solutions
Revenue from Enterprise Solutions increased 13.6% to $48.3 million as compared to $42.5 million in the second quarter of 2021. The increase was primarily due to strong demand for routers in our key industrial and public safety verticals, partially offset by decline in connectivity, software, and services revenue resulting from the sale of the Omnilink offender monitoring business and the impact of the shutdown of 2G/3G networks in the United States on our home security business. Enterprise Solutions gross margin was 43.9% as compared to 51.3% in the second quarter of 2021. The decrease in gross margin was primarily due to product mix and higher component costs.
Liquidity and Capital Resources
Cash and cash equivalents and restricted cash at the end of the second quarter of 2022 were $127.4 million, an increase of $30.0 million from the first quarter of 2022. The increase in cash was primarily driven by proceeds received from the sale of our Omnilink offender monitoring business.
Acquisition by Semtech Corporation
On August 2, 2022, we entered into a definitive agreement (the "Arrangement Agreement") with Semtech Corporation and a subsidiary of Semtech Corporation (the "Purchaser") pursuant to which the Purchaser will acquire all of the outstanding shares of Sierra Wireless (the "Transaction"). Under the terms of the Transaction, Sierra Wireless shareholders will receive $31 in cash per share (in U.S. dollars).
The Transaction, which is not subject to any financing conditions, will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act and will require the approval of at least (1) 66⅔% of the votes cast by Sierra Wireless shareholders, and (2) 66⅔% of the votes cast by Sierra Wireless security holders (comprised of shareholders, optionholders, restricted share unit holders and performance share unit holders), at a special meeting expected to be held to consider the Transaction. In addition to such approval by Sierra Wireless shareholders and security holders, the Transaction is also subject to court approval and regulatory approvals, including approval under the Canadian Competition Act and the United States Hard-Scott-Rodino Antitrust Improvements Act of 1976. Subject to the satisfaction of such conditions, the Transaction is expected to be completed by early 2023.
Disposition of Offender Monitoring Business Line
On April 15, 2022, we signed a definitive agreement and closed the sale of our Omnilink offender monitoring business to Sentinel Advantage LLC for $37.6 million in cash, subject to customary working capital adjustments.

Sentinel continues to be an important customer, and we are providing them with embedded modules and connectivity services for their offender monitoring products. The divestiture allows the Company to focus on its core businesses and strengthen its balance sheet.
_____________________________
1 Non-GAAP financial measures referred to in this news release are labeled as "non-GAAP measure" or designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable GAAP financial measures.
2 MRR is defined as the monthly recurring revenue generated from connectivity, software, and services as well as usage fees from current customers. MRR is a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.
3 Following the sale of our Omnilink offender monitoring business in the second quarter of 2022 and the decision to not develop additional products for our home security business in light of the shutdown of 2G/3G networks in the United States in the first quarter of 2022, revenues from these businesses have been excluded from MRR for the current and prior periods.
4 In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2022 and 2021.

Non-GAAP Financial Measures
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures included in this press release are adjusted net earnings (loss) from continuing operations*, basic and diluted adjusted earnings (loss) per share from continuing operations* and adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).
Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and certain tax adjustments.
Adjusted EBITDA* is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and income tax expense (recovery). Adjusted EBITDA* is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Media contact and investor contact details

Media Contact:	Investor Contact:
Louise Matich	Sean Fallis
pr@sierrawireless.com	investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
This press release contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to, among others, the consummation of the proposed transaction and the expected timing thereof, the synergies and other benefits to be realized if the proposed transaction is consummated; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:
• Typically include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”,
“anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
• Are not promises or guarantees of future performance. They represent our current views and may change significantly.
• Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
•expected constraints on component supply and manufacturing capacity;
•constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
•our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;

•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.
•Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
•the failure to satisfy the conditions to the closing of the proposed transaction;
•the failure of the purchaser to obtain financing required to close the proposed transaction;
•the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, including the payment of a termination fee;
•the risk that the proposed transaction will not be consummated within the expected time period, or at all;
•the effect of the proposed transaction on our management, ability to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business;
•the effect of the proposed transaction on our ability to conduct certain activities in the ordinary course of business;
•the failure to obtain regulatory approvals required for the closing of the proposed transaction, including the approval of the Supreme Court of British Columbia;
•the effect of the proposed transaction on our ability to pursue alternative transactions on favourable terms;
•negative impact from COVID-19 could be prolonged and natural catastrophes could impact our capacity to continue critical operations;
•our ability to comply with all terms under our credit facilities;
•competition from new or established competitors or from those with greater resources;
•our reliance on third party suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our and our vendors' information technology security;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives, including investments and partnerships, may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards, and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•unanticipated costs associated with litigation or settlements;
•our ability to retain, hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks related to infringement on intellectual property rights of others and our ability to obtain necessary rights to use software or components supplied by third parties;

•our ability to enforce our intellectual property rights;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.
“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue
IoT Solutions	$139,678	$90,309	$273,386	$164,887
Enterprise Solutions	48,273	42,476	87,522	75,960
	187,951	132,785	360,908	240,847
Cost of sales
IoT Solutions	97,665	65,884	190,848	118,376
Enterprise Solutions	27,104	20,670	51,815	38,513
	124,769	86,554	242,663	156,889
Gross margin	63,182	46,231	118,245	83,958
Expenses
Sales and marketing	18,115	21,423	36,132	41,244
Research and development	17,296	16,930	35,631	34,414
Administration	11,733	11,097	21,849	27,405
Restructuring	3,715	1,720	7,719	4,294
Impairment	—	—	10,299	—
Gain on sale of Omnilink	(9,179)	—	(9,179)	—
Amortization	2,900	4,389	6,720	9,013
	44,580	55,559	109,171	116,370
Earnings (loss) from operations	18,602	(9,328)	9,074	(32,412)
Foreign exchange (loss) gain	(5,355)	1,143	(7,633)	(3,116)
Other expense	(650)	(1,246)	(1,733)	(1,889)
Earnings (loss) before income taxes	12,597	(9,431)	(292)	(37,417)
Income tax expense	1,691	605	2,712	1,157
Net earnings (loss) from continuing operations	$10,906	$(10,036)	$(3,004)	$(38,574)
Net earnings (loss) from discontinued operations	793	85	2,024	(1,237)
Net earnings (loss)	$11,699	$(9,951)	$(980)	$(39,811)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(1,914)	1,233	(2,340)	(1,667)
Comprehensive income (loss)	$9,785	$(8,718)	$(3,320)	$(41,478)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$0.28	$(0.27)	$(0.08)	$(1.05)
Discontinued operations	0.02	—	0.05	(0.03)
	$0.30	$(0.27)	$(0.03)	$(1.08)
Weighted average number of shares outstanding (in thousands)
Basic	38,770	36,992	38,439	36,865
Diluted	39,079	36,992	38,439	36,865

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$127,343	$76,784
Restricted cash	77	100
Accounts receivable	104,442	85,310
Inventories	92,357	82,177
Prepaids and other	52,252	27,372
	376,471	271,743
Property and equipment, net	25,757	31,134
Operating lease right-of-use assets	11,163	14,348
Intangible assets, net	34,064	54,708
Goodwill	147,646	167,379
Deferred income taxes	1,186	1,268
Other assets	4,154	6,473
	$600,441	$547,053
Liabilities
Current liabilities
Accounts payable and accrued liabilities	192,984	183,529
Deferred revenue	12,320	11,770
Current portion of long-term debt	971	494
	206,275	195,793
Long-term obligations	38,257	42,808
Operating lease liabilities	13,159	15,033
Long-term debt	55,452	9,394
Deferred income taxes	6,022	6,371
	319,165	269,399
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 38,940,753 shares (December 31, 2021 - 37,774,800 shares)	476,011	460,331
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 1,026 shares (December 31, 2021 – 119,761 shares)	(22)	(2,128)
Additional paid-in capital	39,678	48,747
Retained deficit	(223,319)	(220,564)
Accumulated other comprehensive loss	(11,072)	(8,732)
	281,276	277,654
	$600,441	$547,053

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$11,699	$(9,951)	$(980)	$(39,811)
Items not requiring (providing) cash
Amortization	4,741	7,267	11,425	14,575
Stock-based compensation	3,753	3,722	6,819	12,237
Capitalized interest expense	674	—	1,584	—
Impairment	—	—	10,299	—
Gain on sale of Omnilink	(9,179)	—	(9,179)	—
Deferred income taxes	1	(3)	1	(3)
Unrealized foreign exchange loss (gain)	5,878	(867)	7,245	4,161
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	817	—
Other	27	317	445	337
Changes in non-cash working capital
Accounts receivable	(18,228)	3,548	(23,954)	(7,196)
Inventories	(4,357)	(12,703)	(10,852)	(14,235)
Prepaids and other	(6,338)	5,150	(23,278)	(11,084)
Accounts payable and accrued liabilities	13,812	18,541	10,799	5,495
Deferred revenue and other	(687)	235	(2,323)	396
Cash flows provided by (used in) operating activities	2,613	15,256	(21,132)	(35,128)
Investing activities
Additions to property and equipment	(5,280)	(3,972)	(7,729)	(8,681)
Additions to intangible assets	(202)	(2,502)	(875)	(2,922)
Proceeds from sale of property and equipment	12	25	23	39
Proceeds from sale of Omnilink, net of transaction costs and cash sold	34,959	—	34,959	—
Acquisition of M2M New Zealand, net of cash acquired	—	(319)	—	(319)
Cash flows provided by (used in) investing activities	29,489	(6,768)	26,378	(11,883)
Financing activities
Issuance of common shares, net of issuance cost	1,687	799	2,565	3,601
Purchase of treasury shares for RSU distribution	(2,443)	(3,530)	(2,443)	(7,463)
Taxes paid related to net settlement of equity awards	—	(111)	—	(1,057)
Decrease in other long-term obligations	(35)	(66)	(40)	(102)
Proceeds from long-term debt, net of issuance cost	(50)	—	45,732	—
Cash flows (used in) provided by financing activities	(841)	(2,908)	45,814	(5,021)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,282)	672	(524)	(906)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	29,979	6,252	50,536	(52,938)
Cash, cash equivalents and restricted cash, beginning of period	97,441	112,234	76,884	171,424
Cash, cash equivalents and restricted cash, end of period	$127,420	$118,486	$127,420	$118,486

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net earnings (loss) from continuing operations - GAAP	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)
Stock-based compensation and related social taxes	3,758	3,281	5,832	1,820	3,807	7,928	6,461	5,085
Phantom RSU expense (recovery)	157	(202)	393	(69)	569	206	691	261
Restructuring	3,715	4,004	7,592	369	1,720	2,574	4,800	3,089
COVID-19 government relief	(22)	(11)	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)
CEO retirement/search	—	—	44	42	400	1,655	—	—
Impairment	—	10,299	741	11,544	—	—	—	—
Gain on sale of Omnilink	(9,179)	—	—	—	—	—	—	—
Ransomware incident	(1,089)	(59)	(959)	271	1,135	533	—	—
COVID-19 factory constraint incremental costs	—	1,096	22	1,135	—	—	—	—
Other non-recurring costs	682	99	978	323	593	508	445	439
Amortization	4,741	6,684	6,935	7,208	7,267	7,308	7,054	8,030
Interest and other expense, net	922	1,142	307	192	111	110	564	988
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	5,317	2,326	1,927	2,693	(821)	4,816	(2,804)	(3,572)
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	—	—	—	—	—	—
Income tax expense (recovery)	1,691	1,021	761	(1,912)	605	552	(7,984)	(633)
Adjusted EBITDA*	$22,416	$15,770	$7,264	$(14,958)	$4,334	$(4,397)	$(2,894)	$(7,094)

Net earnings (loss) from continuing operations - GAAP	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)
Stock-based compensation and related social taxes	3,758	3,281	5,832	1,820	3,807	7,928	6,461	5,085
Phantom RSU expense (recovery)	157	(202)	393	(69)	569	206	691	261
Restructuring	3,715	4,004	7,592	369	1,720	2,574	4,800	3,089
COVID-19 government relief	(22)	(11)	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)
CEO retirement/search	—	—	44	42	400	1,655	—	—
Impairment	—	10,299	741	11,544	—	—	—	—
Gain on sale of Omnilink	(9,179)	—	—	—	—	—	—	—
Ransomware incident	(1,089)	(59)	(959)	271	1,135	533	—	—
COVID-19 factory constraint incremental costs	—	1,096	22	1,135	—	—	—	—
Other non-recurring costs	682	99	978	323	593	508	445	439
Acquisition-related amortization	1,558	2,152	2,254	2,776	2,890	3,135	3,306	3,555
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	5,317	2,326	1,927	2,693	(821)	4,816	(2,804)	(3,572)
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	—	—	—	—	—	—
Income tax expense (recovery) adjustment	126	(500)	(441)	(3,008)	(357)	(393)	(7,784)	200
Adjusted earnings (loss) from continuing operations*	$16,746	$8,575	$1,074	$(20,678)	$(1,116)	$(9,625)	$(7,006)	$(11,724)

Weighted average number of shares outstanding (in thousands)
Basic	38,770	37,974	37,541	37,196	36,992	36,736	36,534	36,417
Diluted	39,079	37,974	37,541	37,196	36,992	36,736	36,534	36,417

Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)*	$0.43	$0.23	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2022		2021
	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$139,678	$133,708	$323,075	$104,531	$53,657	$90,309	$74,578
Gross margin	$42,013	$40,525	$83,765	$26,578	$10,676	$24,425	$22,086
Gross margin %	30.1%	30.3%	25.9%	25.4%	19.9%	27.0%	29.6%
Enterprise Solutions
Revenue	$48,273	$39,249	$150,134	$45,381	$28,793	$42,476	$33,484
Gross margin	$21,169	$14,538	$73,034	$22,114	$13,473	$21,806	$15,641
Gross margin %	43.9%	37.0%	48.6%	48.7%	46.8%	51.3%	46.7%
Total
Revenue	$187,951	$172,957	$473,209	$149,912	$82,450	$132,785	$108,062
Gross margin	$63,182	$55,063	$156,799	$48,692	$24,149	$46,231	$37,727
Gross margin %	33.6%	31.8%	33.1%	32.5%	29.3%	34.8%	34.9%
Revenue by Type:
Product	$156,538	$138,052	$332,810	$113,619	$47,207	$97,595	$74,389
Connectivity, software, and services	$31,413	$34,905	$140,399	$36,293	$35,243	$35,190	$33,673

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of August 15, 2022.